As filed with the Securities and Exchange Commission on October 18, 1996
                                          Securities Act File No. 33-64023
                                   Investment Company Act File No. 811-5870




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                               AMENDMENT NO. 1

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)

              Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)

                                 59019R 10 5
                    (CUSIP Number of Class of Securities)

                                Arthur Zeikel
                Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                        Plainsboro, New Jersey  08536
                                (609) 282-2800
         (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:


Thomas R. Smith, Jr., Esq.              Philip L. Kirstein, Esq.
Brown & Wood LLP                        Merrill Lynch Asset  Management, L.P.
One World Trade Center                  P.O. Box 9011
New York, New York  10048-0557          Princeton, New Jersey  08543-9011


                              September 17, 1996
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)





     This Amendment No. 1 to the Issuer  Tender Offer Statement on
Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 12,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on September 17, 1996 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.


     The Offer terminated at 12:00 midnight, New York time, on October 15, 1996 (the "Expiration Date"). Pursuant to the Offer,
13,058,096.495 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.99 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $130,450,383.98. As permitted by Rule 13e-4(f)(1)(ii) under the Exchange Act, the additional 558,096.495 shares accepted for payment by the Fund in excess of the 12,500,000 shares tendered for by the Fund do not exceed two percent of the Fund's outstanding common stock.






                                  SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.



October 18, 1996         By   /s/ Terry K. Glenn
                            ------------------------------------------
                              (Terry K. Glenn,
                               Executive Vice President)







                            Brown & Wood LLP
                        One World Trade Center
                         New York, New York 10048-0557
                        Telephone:  (212) 839-5300
                        Facsimile:  (212) 839-5599



VIA ELECTRONIC FILING
---------------------

                                          October 18, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

       Re:  Merrill Lynch Senior Floating Rate Fund, Inc.
            Amendment No. 1 to Issuer Tender Offer Statement
            on Schedule 13E-4
            ------------------------------------------------

Dear Sirs:

       On behalf of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on September 17, 1996 and terminated on October 15, 1996.

       Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5394 or J. Gerard Cummins of this firm at (212) 839-5374.


                                          Very truly yours,



                                          /s/ Robert J. Borzone, Jr.

Enclosure